UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 16, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM ANNOUNCES APPOINTMENT OF JO LUNDER AS NEW CHIEF

EXECUTIVE OFFICER AND ANNOUNCES DIRECTORS PROPOSED FOR

ELECTION AT UPCOMING ANNUAL MEETING

Amsterdam and New York (May 16, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) announced that its current Chief Executive Officer (“CEO”), Alexander V. Izosimov, has decided to step down as of June 30, 2011 and that the Company’s Supervisory Board has unanimously decided to appoint its current Chairman, Jo O. Lunder, as the new CEO of VimpelCom.

The Company’s Supervisory Board has unanimously proposed Augie K. Fabela II (Co-Founder and Chairman Emeritus of VimpelCom) to serve as the new Chairman of the Supervisory Board (subject to the election of the nominees to the Supervisory Board at the upcoming general meeting of shareholders (“AGM”) and the subsequent appointment by the Supervisory Board).

The Supervisory Board has also decided to recommend the election of the following slate of candidates to the Supervisory Board at the 2011 AGM: Augie K. Fabela II, Mikhail M. Fridman, Kjell-Morten Johnsen, Dr. Hans-Peter Kohlhammer, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole-Bjorn Sjulstad and Jan-Edvard Thygesen. The AGM will take place on June 28, 2011. The Supervisory Board will set the record date of the AGM and approve the AGM materials for circulation later this month.

Mr. Izosimov is leaving VimpelCom after many years of exceptional service. Under Mr. Izosimov’s leadership, VimpelCom became one of the world’s leading international telecommunications companies. Since his appointment as OJSC VimpelCom’s CEO in October 2003, Mr. Izosimov has guided the Company’s growth, first within Russia and then throughout the CIS, Southeast Asia and, most recently, Western Europe and Africa. Mr. Izosimov also led the Company’s drive to become a provider of integrated telecommunications services, significantly diversifying the Company’s product offerings into fixed-line and broadband services to complement its mobile operations.

Jo Lunder, has a distinguished and successful tenure at VimpelCom, having served as Chief Executive Officer and Chief Operating Officer of OJSC VimpelCom at various times between 1999 and 2003. Since 2003, he has served as an independent director and as Chairman, first of OJSC VimpelCom, and more recently, VimpelCom Ltd. Prior to his time at VimpelCom, Mr. Lunder was employed in various capacities by Telenor and its affiliates from 1993 to 1999.

Mr. Lunder commented: “I am delighted with the opportunity to lead VimpelCom Ltd., as CEO, at this transformational stage of its development. We completed two groundbreaking transactions within the past year that have transformed the Company into a top tier global telecoms operator. I am looking forward to leading VimpelCom to new heights and to extracting maximum value for all of our shareholders by focusing on operational performance and our respective market positions, while improving OIBDA, cash flows and return on capital over the next several years.”

Mr. Fabela co-founded OJSC VimpelCom in 1992 and served as Chairman until 2003. In 1996, Mr. Fabela led VimpelCom to become the first Russian company to list its shares on the NYSE. As Chairman, Mr. Fabela brought both Telenor and Alfa Group into OJSC ViimpelCom as strategic shareholders. In 2003, Mr. Fabela was appointed Chairman Emeritus and in that position has served as a valued advisor to the Company’s Board and management on strategic issues, including the Wind Telecom combination.

Mr. Fabela stated, “I would like to wholeheartedly thank Alexander Izosimov for his significant contributions to the development, expansion and success of VimpelCom during these past 8 years. His dedication and vision have enabled VimpelCom to assume its place as a global top tier telecom operator.” Mr. Fabela continued, “I look forward to working closely with Jo Lunder in his new position as CEO. Jo possesses insightful strategic vision, an in-depth understanding of global telecom trends, extensive global experience and an intimate knowledge of the Company.” Mr. Fabela concluded, “On a personal note, I am delighted to have the opportunity to chair the Board of VimpelCom Ltd., as we integrate the Wind Telecom combination. I am looking forward to working with our Board to best serve the interests of all our shareholders.”

To read full bios please visit:

Jo O. Lunder

http://www.vimpelcom.com/cp/leadership/directors.wbp?id=df3bae63-6c57-42eb-9f94-e62a4b1e74f8

Augie K. Fabela II

http://www.vimpelcom.com/cp/leadership/founders.wbp?id=d2583336-c67d-48c8-be32-cf890d139782

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 843 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2010 VimpelCom had 181 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the anticipated appointment of the new Supervisory Board members and Chairman of the Supervisory Board as described above. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

VimpelCom Ltd

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 (0)20 79 77 200 (Amsterdam)

Questions regarding Media and Public Relations:

VimpelCom Ltd.

Elena Prokhorova

pr@vimpelcom.com

+7(495) 725-0708 (Moscow)